**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**December 26, 2019**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Editas Medicine, Inc.**

**File No. 1-37687 - CF#34641**

Editas Medicine, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 23, 2017.

Based on representations by Editas Medicine, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

| | |
|---|---|
| Exhibit 99.1 | through January 23, 2030 |
| Exhibit 99.2 | through January 23, 2030 |
| Exhibit 99.3 | through January 23, 2030 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary